Sub-Item 77Q1: Exhibits.
(b) Copies of the text of any proposal described in answer to sub-item 77D:

Hartford Capital Appreciation HLS Fund

The fund normally invests at least 65% of its total assets in common stocks of medium and large companies.

Hartford Equity Income HLS Fund

The fund invests primarily in equity securities of companies with market capitalizations generally above $2 billion.

The fund’s investment approach is based on the fundamental analysis of companies with market capitalizations generally above $2 billion that have below average estimated price-to-earnings ratios.

Hartford Fundamental Growth HLS Fund

The fund invests primarily in equity securities of large capitalization growth companies which include companies with market capitalizations similar to companies in the Russell 1000 Growth.  As of December 31, 2006, the market capitalization of companies included in this index ranged from approximately $1 billion to $447 billion.  In general, the fund invests in companies with market caps greater than $1 billion.  Individual holdings are typically no larger than 5% of the funds total assets.

Each fund is a diversified fund, except for the funds listed below, which are non-diversified: Global Communications HLS Fund, Global Financial Services HLS Fund, Global Health HLS Fund, and Global Technology HLS Fund.

Hartford Global Financial Services HLS Fund

It may invest in financial services-related companies, including banks, savings and loan associations (and other thrifts), mortgage banking companies, insurance companies, securities brokers, asset management companies, securities exchanges, leasing companies and consumer and industrial finance companies.

Because the financial services sector requires large pools of accumulated capital and stable economic, legal and political institutions, the vast majority of the world’s market value in financial services stocks is located in North America, Europe and Japan. Therefore the fund invests most of its assets in companies located in these three geographical regions.

Hartford Global Technology HLS Fund

It may invest in technology-related companies, including companies in the computer software, computer hardware, semiconductors and equipment, communications equipment, internet, IT services, and emerging technology-related subsectors.

Hartford High Yield HLS Fund

The fund will invest no more than 25% of its total assets in securities rated below “B3” by Moody’s or “B-” by S&P, or, if unrated, determined to be of comparable quality by Hartford Investment Management

The fund may also invest up to 15% of its total assets in bank loans or loan participation interests in secured variable, fixed or floating rate loans to U.S. corporations, partnerships and other entities.

Hartford Stock HLS Fund

Hartford Stock HLS Fund seeks long-term growth of capital.

Hartford Total Return Bond Fund

The fund may also invest up to 15% of its total assets in bank loans or loan participation interests in secured variable, fixed or floating rate loans to U.S. corporations, partnerships and other entities.
The fund may utilize derivatives to manage portfolio risks or for other investment purposes.

Hartford Value HLS Fund
Under normal circumstances, the fund invests at least 80% of its assets in equity securities of companies with market capitalizations above $2 billion.
The approach focuses on companies with market capitalizations above $2 billion that have below-average estimated price-to-earnings ratios.